ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

September 7, 2012	R. Daniel O’Connor
T+1 617 951 7260
F+1 617 235 9610
daniel.oconnor@ropesgray.com

BY EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	China Medical Technologies Inc.

Amendment No. 7 to Schedule 13G

Filed on May 7, 2012 by AER Advisors, Inc.

Schedule 13D and Amendment No. 1 to Schedule 13D

Filed on June 12, 2012 and June 20, 2012 by AER Advisors, Inc.

File No. 005-81526

Dear Mr. Orlic:

On behalf of AER Advisors, Inc. (“AER”), I write to respond to the Staff’s comments, conveyed in your letter dated August 13, 2012 (the “Comment Letter”), regarding AER’s filings with respect to its beneficial ownership of shares of China Medical Technologies, Inc. (“China Medical”).

Based on a review of AER’s relevant Schedule 13G and 13D filings, it is clear that such disclosures were filed incorrectly. AER is registered with the Securities & Exchange Commission as an investment advisor under Section 203 of the Investment Advisors Act of 1940, and therefore is eligible to file pursuant to Rule 13d-1(b) rather than Rule 13d-1(c). AER acquired shares of China Medical on behalf of its clients in the ordinary course of its business, without the purpose or effect of changing or influencing the control of China Medical and was not acting as a group pursuant to Rule 13d-5(b)(1) with respect to such shares.1 Accordingly, AER is a person qualified to report its beneficial holdings of China Medical pursuant to Rule 13d-1(b) on Schedule 13G. We are actively working with AER to remedy the filing error.

[1]

AER acquired a significant portion of its shares of China Medical in 2012 as a result of ownership transfers from its clients Peter Deutsch and William Deutsch, who had separately purchased shares of China Medical and held them in accounts outside of AER. In order to assist Peter and William Deutsch with their own reporting obligations, AER invited them to transfer their shares to their AER accounts, intending to file a Schedule 13D on behalf of AER and Peter and William Deutsch. AER made that joint filing on June 12, 2012. Because Peter and William Deutsch are not persons qualified to file pursuant to Rule 13d-1(b), AER will file all future disclosures on behalf of itself alone. AER has notified William and Peter Deutsch—and will notify any other client on whose behalf it holds, on a discretionary basis, securities exceeding five percent of the class—of any acquisition or transaction on behalf of such client which might be reportable by such client under Section 13(d) of the Securities and Exchange Act (the “Exchange Act”).

- 2 -	September 7, 2012

Pursuant to Rule 13d-1(b), AER will file an amended Schedule 13G by September 12, 2012, disclosing its beneficial ownership of China Medical as of June 12, 2012. We understand that the deregistration of China Medical securities under Section 12(b) of the Exchange Act became effective on June 12, 2012. AER has no information indicating that China Medical has more than 300 shareholders. Accordingly, it is our understanding that AER is no longer required to make future disclosures under Section 13(d) of the Exchange Act. Please let us know if you disagree. Set forth below are responses to the specific comments made by the Staff in the Comment Letter.

1. Comment: On May 7, 2012, you filed Amendment No. 7 to Schedule 13G, which disclosed an aggregate beneficial ownership as of April 24, 2012 of approximately 21% of the class of securities reported on. However, Rule 13d-1(f)(1) required you to file a Schedule 13D disclosing that your beneficial ownership exceeded 20% within 10 days of April 24, 2012. You did not file a Schedule 13D until June 12, 2012. Please confirm your understanding that the filing of the Schedule 13D at that late date did not and cannot cure past violations, and that the filing does not foreclose the Commission from taking any action in the future.

Response: Because AER is qualified to file pursuant to Rule 13d-1(b), AER is not required by Rule 13d-1(f)(1) to file a Schedule 13D disclosing its beneficial ownership of over 20% of shares of China Medical. AER incorrectly filed the May 7, 2012 Amendment No. 7 to Schedule 13G and the June 12, 2012 Schedule 13D pursuant to Rule 13d-1(c), rather than file pursuant to Rule 13d-1(b). AER also incorrectly filed the June 12, 2012 disclosure on a Schedule 13D rather than on a Schedule 13G. As described above, AER intends to file an amended Schedule 13G.

2. Comment: Amendment No. 7 to Schedule 13G disclosed an aggregate beneficial ownership interest percentage of approximately 21% of the class as of April 24, 2012. Your initial Schedule 13D, however, disclosed an aggregate beneficial ownership interest of approximately 36%. Accordingly, it appears that you acquired additional securities of the class between the time that you acquired 20% or more of the class and the expiration of the tenth day from the date of the filing of your Schedule 13D. Rule 13d-1(f)(2)(ii) prohibited the acquisition of additional beneficial ownership interest in the class during that time period. Please provide us with an analysis of your compliance with Rule 13d-1(f)(2)(ii) with respect to this acquisition.

- 3 -	September 7, 2012

Response: Because AER is qualified to file pursuant to Rule 13d-1(b), it is not prohibited by Rule 13d-1(f)(2)(ii) from acquiring additional beneficial ownership of shares of China Medical [pending any filing under 13d-1(b)]. Persons filing pursuant to Rule 13d-1(b) are not subject to a 10 day “cooling off” period. In addition, AER states that a significant portion of the increase in China Medical shares held by AER was the result of additional transfers to AER of shares independently held by Peter and William Deutsch.

3. Comment: Amendment No. 1 to Schedule 13D, filed on June 20, 2012, disclosed a further increase to approximately 42% of the class prior to the expiration of the tenth day from the date of the filing of your Schedule 13D. Please provide us with an analysis of your compliance with Rule 13d-1(f)(2)(ii) with respect to this acquisition.

Response: Because AER is qualified to file pursuant to Rule 13d-1(b), it is not prohibited by Rule 13d-1(f)(2)(ii) from acquiring additional beneficial ownership of shares of China Medical [pending any filing under 13d-1(b)]. Persons filing pursuant to Rule 13d-1(b) are not subject to a 10 day “cooling off” period.

4. Comment: Please amend your filing so that it provides complete information required by Item 5(c) of Schedule 13D with respect to transactions in the class of securities since April 5, 2012, including (1) the identity of the person covered by Item 5(c) who effected the transaction, (2) the date of the transaction, (3) the amount of securities involved, (4) the price per share or unit, and (5) where and how the transaction was effected.

Response: AER will file an amended 13G pursuant to Rule 13d-1(b) with respect to its beneficial ownership of shares of China Medical as of June 12, 2012 and will make all disclosures required by such Schedule. AER will file an amended 13G by September 12, 2012.

5. Comment: Please amend your Schedule 13D to disclose any plans or proposals which you may have had which relate to or would result in any of the matters specified in Item 4 of Schedule 13D, including without limitation any Rule 13e-3 transaction.

Response: AER will file an amended Schedule 13G pursuant to Rule 13d-1(b) with respect to its beneficial ownership of shares of China Medical as of June 12, 2012 and will make all disclosures required by such Schedule. China Medical is currently in the process of being formally wound up and liquidated in the Cayman Islands, and the court-appointed liquidators have taken control of the company (see enclosed Order). As a result of these proceedings, we do not believe it is possible for AER to influence or effect a change of control. Additionally, during the relevant time period, AER has had no substantive contact with management at China Medical, and understands that several attempts by others (e.g., bondholders and the liquidator) to contact company management have been unsuccessful. The unfortunate circumstance seems to now be that there likely is no substantial company for anyone to control, even if AER were so inclined. AER will file an amended Schedule 13G by September 12, 2012.

- 4 -	September 7, 2012

*********

We hope that this letter provides clarification as to AER’s reporting obligations under Section 13(d) of the Exchange Act. Should you have any questions regarding this letter, please do not hesitate to contact me. We look forward to working with you on this matter.

Very truly yours,
/s/ R. Daniel O’Connor
R. Daniel O’Connor

Encl.

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO. FSD 93 OF 2012 (AHJ)

IN THE MATTER OF THE COMPANIES LAW (2011 REVISION)

AND IN THE MATTER OF CHINA MEDICAL TECHNOLOGIES, INC

UPON HEARING Counsel for Wilmington Trust Company (the “Petitioner”)

AND UPON READING all of the Affidavits sworn in the matter and exhibits thereto, the Petition and documents filed on record.

IT IS HEREBY ORDERED THAT:

(1)	The Company be wound up by the Court pursuant to Section 92(d) of the Companies Law (2011 Revision)
(2)	Kenneth Krys of KRyS Global of Governors Square, Building 6, 2nd Floor, 23 Lime Tree Bay Avenue, P.O. Box 31237, KY1-1205, George Town, Grand Cayman, Cayman Islands and Cosimo Borrelli of Borrelli Walsh Limited of Level 17, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong be appointed as Joint Official Liquidators (the “JOLs”) of China Medical Technologies, Inc. (the “Company”).

(3)	The JOLs not be required to give security for their appointment.
(4)	The JOLs be authorised jointly and severally to exercise, without further sanction or intervention of the Court, the following powers, including, but not limited to:
(1)

To enter upon or take possession of the property of the Company, including without limitation, any premises of the Company, or any site office where the JOLs have reason to believe that there are assets, property, or books and records of the Company, and, if necessary by force, to change locks and open safes and other strongboxes.

(2)

To ascertain, take possession of, collect, give valid receipts for, and protect the money, books, records, documents, properties, things in action, shares held in its subsidiaries or such joint- ventures, associated companies or other entities in which the Company has an interest (each a “Subsidiary” and collectively, the “Subsidiaries”) and other assets of the Company (collectively “Assets”), including, but without prejudice to the generality of the foregoing powers, to demand and receive all debts due or which may fall due to the Company or to any Subsidiary, but not to distribute or part with them save for the exercise of the powers hereunder or until further order.

(3)

To ascertain and conduct investigations into the affairs of the Company, including without prejudice to the generality of the foregoing, the power to inspect, review, secure, take possession of and copy all books, records and documents of the Company and its accountants, auditors and other advisors or agents, or any other person whether in Cayman Islands or overseas.

(4) To take control of and exercise all rights which the Company may have in relation to any Subsidiary (in accordance with the provisions of any relevant constitutional or related documentation of such entities), or such shares of such Subsidiary as are owned (directly or indirectly) by the Company, as may be necessary to obtain the control or management of any such entities including, without prejudice to the generality of the foregoing, the power to appoint or remove all or any directors and other officers and agents of any such entities and to take all steps as the JOLs shall think fit to protect the interests of the Company therein and for the purpose of protecting the Assets and managing the affairs of the Company;

(5)	To preserve the Assets, and, so far only as may be necessary for the beneficial winding-up of the Company, to carry on the business of the Company for the benefit of all the creditors of the Company.
(6)	To close or cease to operate all or any part of the Company’s business operations, as the JOLs shall think fit.
(7)	To employ or dismiss any employee of the Company, as the JOLs shall think fit.
(8)	To appoint or remove any director or legal representatives of the Company, as the JOLs shall think fit.
(9)	To discharge rent, salaries of any employees of the Company and other current expenses of the Company, as the JOLs shall think fit.
(10)

To raise or borrow money and grant securities thereof over the Assets and the money, books, records, documents, properties, things in action, and other assets of the Subsidiaries (collectively “Subsidiary Assets”).

(11)	To terminate, complete, or perfect any contracts or transactions relating to the business of the Company, including, without prejudice to the generality of this power, to novate or assign any such contracts or transactions, insofar as may be necessary for the beneficial winding up of the Company.

(12)

To pay or authorise payment of any money in the ordinary course of the business of the Company in Cayman Islands or elsewhere, out of monies in the existing bank account or accounts of the Company, or bank account or accounts opened or maintained by the JOLs as hereinafter provided, as the JOLs shall think fit.

(13)

To bring, prosecute and defend in the name and on behalf of the Company, or in the name of the JOLs, any actions, suits, arbitrations or proceedings, including winding up proceedings whether in Cayman Islands or in any other jurisdiction.

(14)

To commence such actions as may be necessary to protect, recover or obtain assets and/or monies belonging to or due to the Company and to commence all other proceedings inside or outside Cayman Islands as may be necessary to have their appointment recognised and to recover or protect the Assets, including monies, of the Company.

(15)	To present a petition to wind up any company whether a Subsidiary or otherwise.
(16)	To enter into discussions with potential purchasers for the sale of any of the Assets, and to enter into confidentiality or exclusivity agreements relating to any proposed sale.
(17)	To consider and, if thought to be in the best interests of creditors of the Company, to enter into discussions and negotiations for and on behalf of the Company, for the purpose of, but not limited to, restructuring of the Company’s business and operations, restructuring or rescheduling of the Company’s indebtedness, or a sale of the Assets.

(18)

So far as is necessary for the purposes of restructuring the Company’s business, operations, or indebtedness or to implement a scheme of arrangement between the Company and its creditors and/or shareholders, to review the claims of creditors of the Company with a view to determining their respective priorities and class.

(19)

To open, maintain and operate a special bank account or accounts and to pay all money received on behalf of the Company into such account or accounts, to draw on such account or accounts, for any of the purposes specified in this Order and insofar as the JOLs may deem desirable or necessary, to cause money in the Company’s existing bank accounts to be paid into such special account or accounts as may be opened or maintained by the JOLs.

(20)	To carry on correspondence with current and former customers of and other persons dealing with the Company.
(21)

To exercise, in relation to the Assets, or any part thereof, all such powers, authorities and things as the JOLs would be capable of exercising if they were the absolute beneficial owner of the same, and to use the name of the Company, for all or any of such purposes, including but not limited to the right to attend meetings and to exercise any votes, and to direct nominees of the Company in whose names shares or other securities beneficially owned by the Company are registered to exercise all or any such rights as the JOLs shall direct.

(22)	To convene and hold meetings of the members or creditors of the Company, for any purpose the JOLs think fit.
(23)	To make any compromise or arrangement with creditors or persons claiming to be creditors or having or alleging themselves to have any claim (present or future, certain or contingent, ascertained or sounding only in damages) against the Company or for which the Company may be rendered liable.

(24)	To compromise on such terms as may be agreed all debts and liabilities capable of resulting in debts, and all claims (present or future, certain or contingent, ascertained or sounding only in damages) subsisting or supposed to subsist, between the Company and a contributory or alleged contributory or other debtor or person apprehending liability to the Company.

(25)	To sell any of the Assets by public auction or private contract with power to transfer the whole of it to any person or to sell the same in parcels.

(26)	To, if necessary, repair, maintain and insure the Assets, in such sums as the JOLs deem fit.

(27)	To grant or accept a surrender of a lease or tenancy of any of the Assets, and to take a lease or tenancy of any property required or convenient for the business of the Company.

(28)	To change the situation of the Company’s registered office.

(29)	By reason of the taking control of, or the exercise of all rights (arising from the Company’s holding of shares whether directly or indirectly) which the Company may have in relation to, any Subsidiary whether in Cayman Islands or overseas, to do or, as a shareholder cause or compel any Subsidiary to do or permit the doing of, all acts in accordance with the provisions of any relevant constitutional document of such Subsidiary, and the relevant laws of the jurisdiction in which any Subsidiary is situated, which may include, but are not limited to, the following:

(a) to enter upon or take possession of the property of any Subsidiary, including without limitation, any premises of any Subsidiary or any site office where the JOLs have reason to believe there are assets, property, or books and records of any Subsidiary, and, if necessary by force, to change locks and open safes and other strongboxes;

(b)

to ascertain, take possession of, collect, give valid receipts for, and protect the Subsidiary Assets including, but without prejudice to the generality of the foregoing powers, to demand and receive all debts due or which may fall due to any Subsidiary;

(c)

to ascertain and conduct investigations into the affairs of any Subsidiary, including without prejudice to the generality of the foregoing, the power to inspect, review, secure, take possession of and copy all books, records and documents of any Subsidiary, or relating to its or their accounts and audit of such accounts, locate at the offices of any Subsidiary, its accountants, auditors and other advisors or agents, or any other person whether in Cayman Islands or overseas;

(d)	to preserve Subsidiary Assets and, so far only as may be necessary, to carry on the business of any Subsidiary, for the benefit of all the creditors of the Company;
(e)	to close or cease to operate all or any part of any Subsidiary’s business operations, as the JOLs shall think fit;
(f)	to employ or dismiss any employee of any Subsidiary, as the JOLs shall think fit;
(g)	to appoint or remove any director or legal representatives of any Subsidiary, as the JOLs shall think fit;

(h)	to discharge rent, salaries of any employees of any Subsudiary, and other current expenses of any Subsidiary, as the JOLs shall think fit;

(i)	to bring, prosecute and defend in the name and on behalf of any Subsidiary, or in the name of the JOLs, any actions, suits, arbitrations or proceedings, including winding up proceedings whether in Cayman Islands or in any other jurisdiction;

(i)	to commence such actions as may be necessary to protect, recover or obtain assets and/or monies belonging to or due to any Subsidiary and to commence all other proceedings inside or outside Cayman Islands as may be necessary to have their appointment recognised and to recover or protect the Assets, including monies, of any Subsidiary;

(k)	to terminate, complete,” or perfect any contracts or transactions relating to the business of a Subsidiary including, without prejudice to the generality of this power, to novate or assign any such contracts or transactions, insofar as may be necessary for the beneficial winding up of any Subsidiary;

(1)	to pay or authorise payments of any money in the ordinary course of the business of any Subsidiary in Cayman Islands or elsewhere, out of monies in the existing bank account or accounts of any Subsidiary, or bank account or accounts opened or maintained by the JOLs as hereinafter provided as the JOLs shall think fit;

(m)	to enter into discussions with potential purchasers for the sale of any of the Subsidiary Assets, and to enter into confidentiality or exclusivity agreements relating to any proposed sale;

(n)

to open, maintain and operate a special bank account or accounts and to pay all money received on behalf of a Subsidiary into such account or accounts, to draw on such account or accounts for any of the purposes specified in this Order and insofar as the JOLs may deem desirable or necessary, to cause money in any Subsidiary’s existing bank accounts to be paid into such special account or accounts as may be opened or maintained by the JOLs;

(o)	to carry on correspondence with current and former customers of and other persons dealing with any Subsidiary;
(p)

to exercise, in relation to the Subsidiary Assets, or any part thereof, all such powers, authorities and things as the JOLs would be capable of exercising if they were the absolute beneficial owner of the same, and to use the name of any Subsidiary, for all or any of such purposes, including but not limited to the right to attend meetings and to exercise any votes, and to direct nominees of any Subsidiary in whose names shares or other securities beneficially owned by the Company are registered to exercise all or any such rights the JOLs shall direct;

(q)	to convene and hold meetings of the members or creditors of any Subsidiary, for any purpose the JOLs think fit;
(r)

to make any compromise or arrangement with creditors or persons claiming to be creditors or having or alleging themselves to have any claim (present or future, certain or contingent, ascertained or sounding only in damages) against the Subsidiaries or for which the Subsidiaries may be rendered liable;

(s)	to compromise on such terms as may be agreed all debts and liabilities capable of resulting in debts, and all claims (present or future, certain or contingent, ascertained or sounding only in damages) subsisting or supposed to subsist, between the Subsidiaries and their contributories or alleged contributory or other debtor or person apprehending liability to the Subsidiaries;

	(t)	to sell any of the Subsidiary Assets by public auction or private contract with power to transfer the whole of it to any person or to sell the same in parcels;

	(u)	to, if necessary, repair, maintain and insure Subsidiary Assets, in such sums as the JOLs deem fit;

	(v)	to grant or accept a surrender of a lease or tenancy of any of the Subsidiary Property, and to take a lease or tenancy of any property required or convenient for the business of any Subsidiary; and

	(w)	to change the situation of the Subsidiaries’ registered office.

(30)	For the foregoing purposes:

	(a)	to appoint and engage clerks, servants, employees, managers and agents, including foreign agents, solicitors, accounts or other professionally qualified persons, on such terms as to remuneration or otherwise and for such periods as the JOLs may deem fit;

	(b)	to incur and to defray out of the Subsidiary Assets and the Assets, such expenses, wages, salaries and fees as may be necessary therefore or incidental thereto;

	(c)	to terminate the appointment of any clerks, servants, employees, managers and agents of the Company and / or any Subsidiary as the JOLs may deem fit;

	(d)	to draw, accept, make and endorse bills of exchange and other negotiable instruments in the name of and on behalf of the Company and / or any Subsidiary;

(e)

to enter into such commitments, in the name of and on behalf of the Company and / or any Subsidiary, as the JOLs shall think fit therefore or incidental thereto;

to do all acts and to execute in the name of and on behalf of the Company and / or any Subsidiary, all deeds, receipts and other documents and for that purpose to use, when necessary, the seal (if any) of the Company and / or any Subsidiary;

	(g)	to prove, rank and claim in the bankruptcy, insolvency or sequestration of any contributory for any balance against his estate, and to receive a dividend in the bankruptcy, insolvency or sequestration in respect of that balance, as a separate debt due from the bankrupt or insolvent and rateably with other separate creditors; and

	(h)	to do all other things incidental to the exercise of their powers.

(5)	There shall be constituted a liquidation committee (“Liquidation Committee”) comprising creditors of the Company including but not limited to the Trustee and entities which are beneficial owners of the 6.25% and 4% notes.

(6)	The Joint Official Liquidators do file with the Clerk of the Court a report in writing of the position of, and the progress made with, the winding up of the Company and with the realisation of the assets thereof and as to any other matters connected to the winding up of the Company, at least every six calendar months or as the Court may otherwise, from time to time, direct. Contemporaneously with the filing of each such report (or as soon thereafter as is possible), the Joint Official Liquidators shall apply to the Court for approval of their remuneration in accordance with the provisions of the Insolvency Practitioners Regulations 2008.

(7)	No suit, action or other proceedings may be proceeded with or commenced against the Company without the leave of the Court and subject to such terms as the Court may impose.

(8)	The remuneration and expenses of the JOLs be paid out of the assets of the Company.

(9)	The Petitioner’s costs of and incidental to this Petition be paid from the assets of the Company as expenses within the Liquidation, to be taxed on the indemnity basis if not agreed by the JOLs.

Dated this 27thi. day of July 2012

Filed this 27th day of July 2012

/s/ A. G. Henderson
The Honourable Justice Henderson
JUDGE OF THE GRAND COURT

This Order was filed by Conyers Dill & Pearman (Cayman) Limited, Attorneys-at-law for and on behalf of the Petitioner herein whose address for service is c/o Cricket Square, Hutchins Drive, P.O. Box 2681, George Town, Grand Cayman, KY1-1111.